United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 4
Statement of Changes in Beneficial Ownership
[OMB No. 3235-0287]

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this Box if no Longer Subject to Section 16. Form 4 or Form 5 Obligations may Continue.

1. Name and Address of Reporting Person:

Harold L. Swanson
2502 Center Street
Cross Plains, Wisconsin 53528

2. Issuer Name and Ticker or Trading Symbol:

MGE Energy, Inc. (MGEE) (1)

3. IRS Identification Number of Reporting Person, if an entity (voluntary):

NA

4. Statement for Month/Year:

March 3, 2003

5. If Amendment, Date of Original (month/year):

NA

6. Relationship of Reporting Person(s) to Issuer:

[X] Director [ ]10% Owner [ ] Officer (give title below) [ ]Other (specify below)

7. Individual or Joint/Group Filing (check applicable line):

[X] Form Filed by One Reporting Person
[ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month, Day, Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	3/3/2003	P		620.00	A	26.58
				100.00	A	26.47	4600.0000	I	(1) (3)
Common Stock							1400.0000	D	(2) (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month, Day, Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount of Number of Shares
NA

Explanation of Responses

(1) Trustee of the H. L. Swanson KEOGH Trust
(2) IRA
(3) On August 12, 2002, MGE Energy, Inc. became the successor of Madison Gas and Electric Company ("MGE") pursuant to a share exchange. The share exchange resulted in MGE Energy, Inc. becoming the holding company of MGE, but did not alter the proportionate interests of security holders.

/s/ Harold L. Swanson	March 3, 2003
Signature of Reporting Person	Date